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                                             Filed by Motorola, Inc.
                                             Pursuant to Rule 425 Under the
                                             Securities Act of 1933

                                             Subject Company: Motorola, Inc.
                                             Commission File No. 001-07221




     On February 22, 2000, Motorola, Inc., a Delaware corporation, announced its proposed acquisition of C-Port Corporation, a Delaware corporation. The following is a transcript of an industry analyst conference call held by Motorola and C-Port representatives on February 22, 2000:

                                  MS&L Global
                           Merrimack Conference Call
                               February 22, 2000

OPERATOR: Ladies and gentlemen, thank you for standing by, and welcome to the Merrimack conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session. Instructions will be given at that time. If you should require any assistance during this call please press * 0. As a reminder this conference is being recorded.

Your guest speaker for today is Corporate Vice President & Director of Investor Relations, Mr. Ed Gamm, and your host, Mr. Phill Grove. Please go ahead sir.

PHILL GROVE: Good morning everybody, and thanks for joining us this morning. I am Phill Grove, the Director of Communications & Marketing for Global Semiconductors Networking & Computing Systems Group. And with me today are Fred Tucker, the President of Motorola's Semiconductor Product Sector and Executive Vice President and Deputy to the Chief Executive Office of Motorola, Inc. Also Daniel Artusi, the Corporate Vice President & General Manager for our Networking & Computing Systems Group. And Larry Walker, the Chief Executive Officer of the C-Port Corporation.

I am sure that most of you have seen the news release that we issued earlier this morning about the planned acquisition of C-Port by Motorola. We will discuss this announcement for about fifteen minutes and then turn it over to you for questions. With that, now let me introduce Fred Tucker.

FRED TUCKER: Thanks Phill. As the world's number one producer of inventive processors Motorola offers multiple DigitalDNA(TM) solutions which enable our customers to create new business opportunities in a variety of markets. Nowhere is this more true than in the communications markets. As our industry shifts focus from the PC to the network, new challenges emerge. We need to be able to give the network intelligence. Give it the ability to be upgraded through software rather than through constant rewiring and equipment upgrades. Giving products intelligence is what DigitalDNA(TM) technology is all about. Something that we have much experience in.

That is why the acquisition of C-Port is an exciting event for Motorola. We pioneered the communications processor business more than a decade ago, and have been a leader since. With this acquisition we complement our portfolio with solutions for high bandwidth datapath switching, just as the Internet can drive the bandwidth demand at unprecedented levels.

Together, Motorola and C-Port deliver what we call the "heart of smart" in the form of DigitalDNA(TM) technology, to the networking market. Combining Motorola's hosts and integrated communications processors which with C-Port's network processor means that we now offer a solution for all of the intelligent, programmable functions inside network equipment manufacturers' products. We are enabling smarter networks faster.


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As we've demonstrated, sometimes it makes more sense to acquire unique capabilities for specific markets than to develop them in-house. This is particularly true in the Internet era where time-to-market has become such a critical competitive issue. We are building a new, much stronger Motorola. And a tremendous part of our strength today is in the light speed environment of the technology industry, and being able to deliver a full range of solutions to our customers. Given the explosion of demand for broadband communications capacity, today we are in a terrific position to ride this wave by seeking to provide everything that our customers require to allow new services over the Internet. And that is great for our customers, and it is also great for Motorola.

Furthermore, we see an explosion of demand for our semiconductor products tied into this increase in Internet usage. A lot of this growth is being fueled by the convergence of the Internet and the wireless communications devices where we are a leader. We believe that we are at the very earliest stage of a communications revolution that will eventually impact billions of consumers as the entire planet gets connected. Wireless devices that deliver Internet access only recently hit the market, but the potential size of this market is mind boggling. We are in the best position to benefit from this revolution by providing the semiconductors and other network elements from cable and ADSL modems to wireless handsets. That is why the new Motorola is so exciting to us.

Now Daniel and Larry can go into more detail regarding how C-Port's products help enable this conversion. But suffice it to say that this is one reason why we are so delighted to welcome C-Port to the Motorola family. Now I would like to turn over the floor to Daniel.

DANIEL ARTUSI: Thanks Fred. This is a great day for Motorola Semiconductor Product Sector as its network and computing systems grow. Up until now, the process has controlled the administrative functions of the network plus the data in software and active points in the network. The infrastructure of the network, our communications processors run the equipment, but don't handle every packet transported by the network. To date these are handled by proprietary ASICs, Application Specific Integrated Circuits. ASICs can handle high-speed data, but unfortunately this takes a long time to design and cannot be reprogrammed once fabricated.

Thus, if a service provider wants to upgrade their equipment to provide a new service or an added feature they have to buy new equipment for the networks. This is expensive and time consuming. Fortunately, with the announcement that we are making today about the acquisition of C-Port, this will soon no longer be necessary. As you know, we have been a leader in helping customers build networking equipment for more than a decade. Specifically, we are a leading provider in communication processors. In fact, we have more than 600 customers around the world, and 4000 design-wins for these processors today.

However, as noted by Fred, our customers demand an ever increasing intelligence in the network for a variety of reasons. Fundamentally, there is a need to deliver new service via the Internet and the network including wireless. These services range from advanced billing, to video, to Internet telephones. That is the major reason that we have decided to acquire C-Port Corporation. What C-Port adds to the equation is bringing the ultimate intelligence to the network by making it fully programmable. They have developed one of the most advanced


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network processors on the market. The keyboard is programmable. This is a programmable network processor, and a special class communication processor which will allow the manufacturers of the optical networking and Internet searching equipment to provide the new services at a dramatically reduced time-to-market. I will let Larry explain how this works in a few minutes.

It is important to note that this is a brand new market, but it is one that is expected to expand dramatically over the next few years. In fact, the recent Dataquest report predicted it should reach $1 billion within the next three years. The evolution of the market suggests that this programmable network processor will replace the ASICs used in today's networking equipment.

And so how does C-Port fit into the Motorola family? C-Port will work closely with our Networking and Computing Systems Group. However, it will remain at its Massachusetts headquarters and will keep its talent and management in place. We want to preserve what has been built. We will take the talent, the systems, and Motorola's expanded resources to help us speed up the time-to-market. It will, therefore, compete in the market under the C-Port brand.

Also, C-Port will focus its marketing effort only on U.S. customers. We believe there is a significant market for these processors in Europe and in Asia, and we will utilize our sales infrastructure to market their technology on a global scale.

What does this technology mean to Motorola? It means that we can now offer our customer a scaleable family of solutions for the administration, vertical processing, and datapath switching of data for the SOHO to the edge to the core of the network. Basically, everything that makes networks smart.

Also C-Port's technology is fairly complementary to Motorola's networking communications processor product line. In fact, C-Port supplies the class of communication processors that we have never supplied ourselves. This will enable us to meet our customer needs and offer them one-stop shopping, one-stop smart.

Finally, by putting Motorola's world class resources and infrastructure behind C-Port advanced architecture, we will be able to bring this outstanding technology to more customers around the world and enable a faster time-to-market than was previously possible. It will enable a smart network, faster.

At this point, I would like to introduce Larry Walker, CEO, President and founder of C-Port Corporation.

LARRY WALKER: Thank you Daniel. This is also a great, great day for C-Port, for our customers, and for our employees. C-Port has been on a path to radically improve the way that network OEM's build the devices that provide the basis for the next generation network infrastructure. We've made significant progress over the last few years in achieving that goal, and we are thrilled by this new opportunity to accelerate that progress through the acquisition announced today by Motorola, a clear leader in the communications processor space.

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The pace at which C-Port's revolutionary approach which we call the C-Ware platform has gained acceptance in the industry. It is clearly an idea whose time has come given entirely to the intense demand in our customer space to deliver advanced features and services to meet our customers' needs.

Well, let me take a quick step back and explain in more detail what we do at C-Port. As you all know, the communications industry is all about time-to-market. In the early days of networking high-end networking devices were based on networking software riding on conventional communications processors, often those from Motorola. This software approach made it easy for the vendors to respond to new protocols and to add new features for solutions still used today in SOHO and in some access applications.

Over time, however, bandwidth requirements increased exponentially leaving the network vendors to put more and more functionality in application specific hardware to deliver top performance. The problem with this hardware approach is that it took on average two years to develop high-end products. That is clearly too long and too expensive for such a dynamic marketplace. Added to the problem is the fact that after pouring in all of this investment, products would have a very short useful lifetime once deployed.

Enter C-Port. We offer network equipment vendors the industry's first fully programmable, high performance network processor. The C-5 DCP(TM), designed specifically to run networking software for high-end network solutions. We combined the C-5 DCP (TM) with a robust development environment, and a rich programming interface created using open standards. Fully programmable means the hardware, the chip itself, is independent of a physical layer of the network infrastructure and can therefore be programmed to support a broad range of applications the customer requires.

In fact, each C-5 DCP(TM) can support multiple protocols and applications concurrently which is a key requirement at the edges of the network, such as at the optical wave where requirements are constantly changing. We extend the fully programmable concept to mean easily programmable by enabling developers to program the C-5 DCP(TM) into ubiquitous language in the communications industry, the C language. This is consistent with C-Port's vision to use industry standard tools, language, and interfaces, to enable our customers to rapidly design and deploy leading edge high-end solutions.

Together, C-Port and Motorola will work to solve more customers' problems and deliver smart, high performance platforms ahead of our competition. C-Port's goal two years ago was to win by helping our customers win, and together with Motorola will continue to do exactly that.

PHILL GROVE: Well, thank you everybody for participating in this announcement. Through the conference call facilitator we will be taking your questions in a moment. I would like to turn it back over to them now. However, if you would like we also have additional information posted on the Internet at www.motorola.com/semiconductors/smartnetwork. That web site goes live at 10:30 Central Time, 11:30 Eastern Standard Time. And you can find a press release on Business Wire.


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Thank you, and I will turn it over to the facilitator to take questions.

OPERATOR: And ladies and gentlemen, if you wish to ask a question please press the 1 on your touch tone phone. You will hear a tone indicating that you have been placed in queue. You may remove yourself from queue at any time by pressing the # key. If you are using a speakerphone please pick up your handset before pressing the numbers. One moment please for the first question. And again, ladies and gentlemen, if you do have a question please press the 1 at this time. And we have no questions at this time, sir. Please continue.

PHILL GROVE: Well, if there are no questions, then again, you can go to our web site for more information. Also, we are conducting individual interviews and those can be arranged by calling MS & L Global Technologies, Anne Marie Furie, and the phone number is 805/494-0830.

Thank you again for joining us today, and we look forward to talking to you in the future. Thank you.

OPERATOR: And ladies and gentlemen, this conference will be available for replay after 11:30 a.m. Mountain Time today through Tuesday, March 14th at 12:00 midnight. You may access the AT&T Executive Teleconference Playback Service at any time by dialing 1/800-475-6701, and entering the access code 503109. International participants may dial 320/365-3844. Those numbers again are 1/800-475-6701 and 320/365-3844. The access code is 503109.

And that does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference Service. You may now disconnect.




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Documents relevant to the acquisition:

Motorola will be filing a registration statement containing a proxy statement/prospectus and other relevant documents concerning Motorola's acquisition of C-Port with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Motorola will be available free of charge by contacting Motorola Investor Relations at 1303 East Algonquin Road, Schaumburg, Illinois 60196, Telephone (800) 262-8509. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Business Risks:

Statements about Motorola's future financial performance, the likelihood that the transaction will be consummated in a timely manner and the financial impact of the transaction are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what impact they will have on the results of operations and financial condition of the Semiconductor Products Sector, Motorola or the price of its stock. Motorola wishes to caution the reader that the following factors and those in its 1999 Proxy Statement on pages F-15 through F-18, in its Form 10-Q for the period ending October 2, 1999, and in its other SEC filings could cause the actual results of Motorola or the Semiconductor Products Sector to differ materially from those in the forward-looking statements: the ability of the companies to successfully integrate C-Port's business and capitalize on the combined technologies; and factors affecting the future evolution of the communications processor market and related technology.